3rd quarter report for the 9 months
ended September
30, 2006

3rd quarter report 2006

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
(ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS, unless otherwise stated)

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the Company’s unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2006.

The following discussion addresses the operating results and financial condition of Clearly Canadian for the three months ended September 30, 2006 and the nine months ended September 30, 2006. The Management Discussion and Analysis should be read in conjunction with the Company’s annual consolidated audited financial statements and the accompanying notes as well as the reference to forward-looking statements within this report. All results in this report are presented in US dollars, unless otherwise indicated.

Basic and diluted earnings (loss) per share figures have been adjusted in the following financial results to reflect a 10:1 consolidation which was completed May 5, 2005.

Overview

We are in the business of producing, distributing and marketing premium alternative beverages and products, Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage. Substantially all of our products are distributed in the United States and Canada.

Our products are considered “alternative” beverages, a category which became identifiable in the mid-1980s. New age beverages are distinguishable from traditional soft drinks in that they generally contain natural ingredients, less sugar and calories, and less or no carbonation. New age beverages are traditionally seen as healthful, premium-priced and distinctively packaged.

We are focused on creating new alternative beverage brands, developing product extensions and reformulations for existing brands and strengthening the distribution network for our products. In so doing, we have attempted to expand the availability of our existing products and to diversify our alternative beverage product line offerings.

During the nine months ended September 30, 2006 we have repackaged and reformulated our sparkling flavoured water product lines and continue to redesign our product packaging in an attempt to reverse the decline in our sales and market share. To improve brand awareness of our products we have obtained the right to utilize the name and likeness of Steve Nash, a well known National Basketball Association professional player in our product advertising.

The rollout of our repackaged and reformulated sparkling, flavoured waters has been completed, we believe that it is still too early to make any trend assessment with respect to sales.

We are continuing to evaluate the potential to improve the exposure of our product at the retail level by investing in shelf placement fees with selected national retailers.

With the completion of our latest private placement of equity stock subsequent to the end of this quarter, we have cash on hand of approximately $6,140,000. We anticipate that it is likely we will continue to have a negative cash flow on operations for the remainder of the year without considering initiatives such as the above. Accordingly, management may be required to seek additional financing from the sale of stock if our current marketing and distribution plans do not indicate an imminent self-sustaining level of operations.

3rd quarter report 2006

Operating Results

Three months ended September 30, 2006 (“Q3-2006”) compared with three months ended September 30, 2005 (“Q3-2005”)

Sales were $2,022,000 for the three months ended September 30, 2006 compared with $2,777,000 for the three months ended September 30, 2005, a decrease of 27.2% or $755,000.

Cost of sales expense was $1,402,000 for Q3-2006 compared with $2,008,000 for Q3-2005, a decrease of $606,000. The net of sales less cost of sales, being the gross profit margin percentage increased to 30.7% in Q3-2006 from 27.7% in Q3-2005. The increase of 3% in gross margin was due to the following reasons; 5% gross margin increase was due to a sales price increase on our carbonated product line, offset partially by a 2% decrease in gross margin due to higher costs of production.

Beginning January 1, 2006 we deduct all sales incentives paid to direct or indirect customers from gross sales in accordance with new EIC-156 of the Canadian Institute of Chartered Accountants. Sales incentives include contractual marketing payments to distributors, coupons, rebates, free product and slotting fees. The amount of such sales incentives were $103,000 in Q3-2006 and $120,000 in Q3-2005. The Q3-2005 sales figures have been restated on a consistent basis, accordingly the impact on this change in required presentation is a decrease in reported sales of $17,000 in Q3-2006 over Q3-2005.

The decrease in sales for Q3-2006 compared with Q3-2005 was directly attributable to the decline in both of our carbonated and non-carbonated product in the period. Q3-2006 sales of non-carbonated and carbonated product were $689,000 and $1,333,000 respectively compared with $1,038,000 and $1,739,000 respectively for the comparable period Q3-2005, a decrease of $349,000 and $406,000 respectively. Sales in any period for our non-carbonated product line are currently influenced materially by the timing and size of orders from a major customer, and comparison with Q3-2005 is affected in this regard due to the fact that a significant portion of our non-carbonated products sold in 2005 were shipped in the second half of the year. The decline in the carbonated product line we believe is a result of increased competition and product alternatives in the marketplace. The Company hopes to reverse the decreasing sales of its carbonated line with its reformulated and repackaged product and by working with the current distributors and opening new distributors in new markets.

The Company’s general and administrative expenses for the three months ended Sept 30, 2006 were $893,000 compared to $535,000 for the three months ended Sept 30, 2005. General and administrative expenses for Q3-2006 compared with Q3-2005 were as follows:

	Three months ended Sept 30, 2006	Three months ended Sept 30, 2005	Increase (Decrease)
Remuneration and payroll cost	$ 487,489	$ 323,939	$ 163,550
Professional fees	129,162	79,468	49,694
Corporate development and financing	-	-	-
Investor relations and shareholder information	38,255	7,627	30,628
Insurance	128,584	75,128	53,456
Management Fees	26,788		26,788
Other general and administrative	82,722	48,838	33,884
	$ 893,000	$ 535,000	358,000

Portion of total paid by issuance of stock	88,000	-	88,000
Portion of total comprising amortization of previously deferred consulting fees	119,000	25,000	94,000

3rd quarter report 2006

The increase in general and administrative expenses in Q3-2006 compared with Q3-2005 is due to the following:

The primary reason for the increase in remuneration and payroll expense is the addition of a member of our Advisory Board and an executive officer. The increase in professional fees is due to the re-audit of our December 31, 2004 financial statements, amending our previously filed Annual Report for 2005, and fees associated with the registration with the US Securities Exchange Commission of stock issued in our refinancing. The increase in investor relations costs relate to our planned increase in shareholder awareness initiatives. The increase in insurance cost relates to the increased cost of our Directors and Officers Liability insurance coverage, which we believe will decrease in the future. Management fees were paid under the contract for services with BG Capital Ltd. our major shareholder, which has now been terminated.

Selling expenses were $ 704,000 for Q3-2006 (34.8% of sales) compared with $806,000 for Q2-2005 (29.02% of sales). An analysis of selling expenses is as follows:

	Three months ended Sept 30, 2006	Three months ended Sept 30, 2005	Increase (Decrease)
Remuneration and payroll cost	$ 200,225	$ 284,489	$ (84,264)
Marketing programs and retail support	503,775	521,511	(17,736)
	$ 704,000	$ 806,000	$ (102,000)

Selling expenses decreased in absolute dollar for Q3-2006 compared to Q3-2005 primarily due to decline in sales overhead as the result of reduced sales staff. In terms of percentage of sales, the selling expenses increased from 29.02% of sales in Q3-2005 to 34.8% of sales in Q3-2006. This is due to many of our sales expenses being fixed in nature in a period of reduced sales. The company continue to anticipate that marketing program and retail support expenses will increase with the launch of our new core brand packaging in the US.

Stock based compensation was $475,000 in Q3-2006 compared with $231,000 in Q3-2005. The increase in $244,000 is substantially all due to stock options granted in the first six months of the current year under our 2006 Equity Incentive Plan. The fair value of stock option awards are expensed to match the underlying estimated period of service or benefit to the Company,

Lawsuit settlement costs of $798,000 in Q3-2006 represents an increase of $798,000 from the comparative fiscal quarter (Q3-2005:Nil). This expense comprises the excess of the consideration given by the Company in common shares, the fair value of common share purchase warrants, and land, over the book value of debt extinguished on settlement of all litigation associated with the purchase of its Blue Mountain subsidiary. On settlement of this litigation the Company retains clear title to a 4 acre parcel of land containing a significant potential water source.

Restructuring costs were Nil in the current quarter, compared with $567,000 in Q3-2005, for a decrease in the same amount. The 2005 restructuring costs related to the amendment of consulting contracts with former management, and premises lease obligations.

Interest income of $64,000 in Q3-2006 represents an increase of $64,000 over Q3-2005. The Company has its surplus cash reserves invested in short term bank interest earning deposits, these reserves were raised in private placements of stock for future working capital requirements.

The loss for the three months ended Sept 30, 2006 was $2,208,000 ($0.19 per share) compared with $1,462,000 for three months ended Sept 30, 2005 ($0.27 per share). The increase in the loss for the comparative fiscal quarters of of $746,000 is primarily due to the reasons detailed above.

Nine months ended Sept 30, 2006 (YTD-2006) compared with nine months ended Sept 30, 2005 (YTD-2005)

3rd quarter report 2006

Sales were $6,397,000 for the nine months ended Sept 30, 2006 compared with $6,835,000 for the nine months ended Sept 30, 2005, an decrease of 6.4% ($438,000) compared to the nine months ended June 30, 2005.

Cost of sales expense was $4,654,000 for YTD-2006 compared with $4,976,000 for YTD-2005, a decrease of $322,000. The net of sales less cost of sales, being the gross margin percentage remained consistent at 27.2% in YTD-2006 and 27.2% in YTD-2005.

Beginning January 1, 2006 we deduct all sales incentives paid to direct or indirect customers from gross sales in accordance with new EIC-156 of the Canadian Institute of Chartered Accountants. Sales incentives include contractual marketing payments to distributors, coupons, rebates, free product and slotting fees. The amount of such sales incentives were $256,000 in YTD-2006 and $351,000 in YTD-2005. The YTD-2005 sales figures have been restated on a consistent basis, accordingly the impact on this change in required presentation is an increase in reported sales of $95,000 in YTD-2006 over YTD-2005.

The decrease in sales for YTD-2006 compared with YTD-2005 comprised an increase in sales of non-carbonated product offset by a decline in sales of our carbonated lines. YTD-2006 sales of non-carbonated product were $2,288,000 compared with $1,785,000 for the comparable period YTD-2005, an increase of $503,000. We anticipate continued growth in our non-carbonated product, however, we cannot predict that this growth will continue to increase at the growth levels experienced in YTD-2006 compared to YTD-2005. Sales in any period for our non-carbonated product line are currently influenced materially by the timing and size of orders from a major customer, and comparison with YTD-2005 is affected in this regard due to the fact that a significant portion of our non-carbonated products sold in 2005 were shipped in the second half of the year. Sales of our carbonated product line decreased by $931,000 to $4,109,000 in YTD-2006 compared with $5,050,000 in YTD-2005. The decline in the carbonated product line we believe is a result of increased competition and product alternatives in the marketplace. The Company hopes to reverse the decreasing sales of its carbonated line with its reformulated and repackaged product by working with the current distributors and opening new distributors in new markets.

The Company’s general and administrative expenses for the nine months ended Sept 30, 2006 were $2,955,000 compared to $1,743,000 for the nine months ended Sept 30, 2005. The increase in general and administrative expenses in YTD 2006 compared with YTD 2005 is due to the following:

	Nine months ended Sept 30, 2006	Nine months ended Sept 30, 2005	Increase (Decrease)
Remuneration and payroll cost	$ 1,349,173	$ 1,045,593	$ 303,580
Professional fees	404,637	193,230	211,407
Corporate development and financing	190,000	-	190,000
Management fees	302,788	-	302,788
Investor relations and shareholder information	160,555	35,147	125,408
Product development	63,482	-	63,482

Other general and administrative	260,285	277,234	(16,949)
	$ 2,955,000	$ 1,743,000	$ 1,212,000

Portion of total paid and payable by issuance of stock	472,191	-	472,191
Portion of total comprising amortization of previously deferred consulting fees	360,170	50,000	310,170

The primary reason for the increase in remuneration and payroll expense is the addition of a member of our Advisory Board and an executive officer. The increase in professional fees is due to the re-audit of our December

3rd quarter report 2006

31, 2004 financial statements, amending our previously filed Annual Report for 2005, and fees associated with the registration with the US Securities Exchange Commission of stock issued in our refinancing. Corporate development and financing costs of approximately $190,000 were paid to BG Capital Group Ltd., our controlling shareholder, in respect of reorganization and financing costs incurred on the Company’s behalf in the first six months of 2006, compared with Nil in YTD-2005. Management fees of $302,000 were paid under a contract for services with BG Capital Group Ltd. as compared with no comparable expense in YTD-2005. The increase in investor relations costs relates to our planned increase in shareholder awareness initiatives. Product development costs in YTD 2006 relate to the redesign and reformulation of our new sparkling water line.

We incurred selling expenses of $2,069,000 for the nine months ended Sept 30, 2006 or 32.3% of sales, compared with $2,041,000 or 29.9% of sales for the nine months ended Sept 30, 2005. A comparison of selling expenses for YTD-2006 compared with YTD-2005 is as follows:

	Nine months ended Sept 30, 2006	Nine months ended Sept 30, 2005	Increase (Decrease)
Remuneration and payroll cost	$ 770,885	$ 862,711	($ 91,875)
Marketing program and retail support	1,298,164	1,178,289	119,875
	$ 2,069,000	$ 2,041,000	$ 28,000

Portion of total paid by issuance of stock	39,000	-	39,000
	-	-	-

Remuneration and payroll costs were down as a result of sales staff reductions. Marketing program and retail support expenses increased in YTD-2006 compared to YTD-2005 primarily due to extra expenses in 2006 of the one-time cost of video programming of $50,000 and new product design fees of approximately $157,000. These additional expenses were partially offset by cost savings on discretionary marketing.

Stock based compensation was $2,731,000 in YTD-2006 compared with $1,328,000 in YTD-2005. The increased expense of $1,403,000 is due to the increased number and fair value expense of stock options granted in the first six months of the current year under our 2006 Equity Incentive Plan compared with the same nine month period in 2005.

Lawsuit settlement costs of $798,000 in YTD-2006 represents an increase of $798,000 from the comparative period (YTD-2005:Nil). This expense comprises the excess of the consideration given by the Company in common shares, the fair value of common share purchase warrants, and land, over the book value of debt extinguished on settlement of all litigation associated with the purchase of its Blue Mountain subsidiary. On settlement of this litigation the Company retains clear title to a 4 acre parcel of land and contains a significant potential water source.

Gain on sale of investments of marketable securities for the nine months ended Sept 30, 2006 was $201,000 and represents an increase of the same amount over YTD-2005. This was due to the sale of all of the Company’s holdings of a public company investment.

Restructuring costs were $112,000 in YTD 2006, compared with $567,000 in YTD-2005, for a decrease of $455,000. The restructuring, now completed, related to the amendment of consulting contracts with former management, and premises lease obligations.

Interest income of $70,000 in YTD-2006 represents an increase of $70,000 over YTD-2005. The Company has its surplus cash reserves invested in short term bank interest earning deposits, these reserves were raised in private placements of stock for future working capital requirements.

3rd quarter report 2006

Royalty income was $125,000 for YTD-2006 compared with $30,000 for YTD-2005, an increase of $95,000 in income. The royalty of $125,000 is the maximum royalty receivable in any year, and is payable based on co pack sales attained by the purchaser of the company’s Washington State bottling facilities in 2002. Under the terms of the sale the royalty expires February 2007.

The loss for the nine months ended Sept 30, 2006 was $6,876,000 (or $0.74 per share) compared with $4,021,000 for nine months ended Sept 30, 2005 (or $1.26 per share). The increase in the loss for the comparative fiscal periods of $2,855,000 is primarily due to the reasons detailed above.

Selected Annual Information
($ in thousands, except per share data)
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003
		(Restated)

Total revenue	8,732	11,097	12,767
Net loss	6,069	5,531	3,713
Basic and diluted loss per share	1.06	7.14	5.48
Total assets	6,259	4,181	7,356
Long term debt	1,501	1,957	1,799
Total liabilities	4,535	7,696	6,231

Total revenue has been restated in the above presentation to give effect to the presentation adopted with EIC-156, whereby vendor and reseller sales incentives are deducted from gross sales.

The following is a summary of quarterly results of the Company for the eight most recently completed financial quarters ended September 30, 2006.

Amounts in Accordance with	2006	2006	2006	2005	2005	2005	2005	2004
Canadian GAAP (unaudited)	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
($ in thousands, except per share
data)

Sales	2,022	2,673	1,702	1,878	2,797	2,418	1,640	2,105
Cost of sales	1,402	1,910	1,342	1,373	2,008	1,776	1,192	1,603
Gross profit	620	763	360	505	789	642	448	502
Selling, general and administrative
expenses	1,597	1,785	1,642	1,379	1,341	1,257	1,186	1,252
Amortization of property, plant and
equipment	18	28	32	32	30	28	32	34
Royalty	-	(66)	(59)	(46)	-	-	(26)	(133)
Interest expense	1	68	101	58	42	57	64	83
Other, interest, gains, losses and
writedowns	1,167	1,572	688	1,129	818	978	73	2,862
Net loss	(2,208)	(2,624)	(2,044)	(2,048)	(1,462)	(1,678)	(881)	(3,596)
Net loss per share	(0.19)	(0.27)	(0.29)	(0.39)	(0.27)	(0.55)	(0.81)	(4.41)
Weighted average shares	11,754,491	9,086,385	7,072,681 5,728,924		5,413,973	3,044,976	1,035,835	814,767
outstanding

Total revenue has been restated in the above presentation to give effect to the presentation adopted with EIC-156, whereby vendor and reseller sales incentives are deducted from gross sales.

Liquidity and Capital Resources

3rd quarter report 2006

The Company improved its working capital position during the nine months ended September 30, 2006 by issuing a total of 5,346,630 shares of common stock as follows:

i)	Three private placement equity sales of 2,850,854 shares were completed to raise $6,108,000 cash net after costs,

ii)	$1,422,000 cash was raised on the issue of 1,334,708 shares on the exercise of stock options and warrants,

iii)	$1,529,000 in long term debt was extinguished by the issue of 624,314 shares under the terms of a lawsuit settlement,

iv)	$573,000 in short term debt was converted into 228,885 common shares, and

v)	Services totalling $739,000 otherwise payable in cash were paid by the issuance of 307,869 shares.

During the nine month period ended September 30, 2006 the company increased its cash position by $5,620,000 from $520,000 at December 31, 2005 to $6,140,000 at September 30, 2006.

Total cash raised by the issue of shares in the period totalled $7,728,000, primarily through the issue of shares in private placements of equity and on the exercise of stock options and warrants.

We also realized cash proceeds totalling $588,00 on the sale of surplus land and water rights, and a publicly traded investment.

Operating losses for the nine months ended September 30, 2006 used cash of $2,403,000. We continue to operate at a loss and are currently utilizing approximately $180,000 of our cash reserves per month to sustain operations. We are continuing to evaluate various marketing initiatives and the potential of acquiring shelf space at national retailers. Should we decide to make investments of this nature we will be required to draw down our cash reserves accordingly unless additional equity can be raised. We have no significant other potential sources of financing such as term debt facilities available to us at this time.

At September 30, 2006 we have no material debt other than normal accounts payable to suppliers and service providers totalling $1,979,000.

The Company's total contractual obligations at September 30, 2006 were $1,982,000 and were comprised of various types of debt instruments, including consulting contracts, and operating leases.

The following table is a summary of the Company’s contractual obligations as at September 30, 2006:

	Payments Due by Period (12 months ending) September 30
Contractual Obligations
($ in thousands, except per share	Total	2007	2008	2009	2010	2011	2012 and
data)							thereafter

Operating leases (office equipment
and premises)	11	5	5	1	-	-	-
Consulting contracts	1,971	497	547	514	381	32	-

Total Contractual obligations	1,982	502	552	515	381	32	-

3rd quarter report 2006

We have no interest bearing debt at September 30, 2006.

Description of Share Capital

On March 16, 2006, we held a special general meeting of shareholders, at which the shareholders approved (a) the re-designation of the common shares as “Limited Voting Shares” and (b) the creation of a class of “Variable Multiple Voting Shares.” Holders of Variable Multiple Voting Shares are entitled to multiple votes at all meetings of common shareholders, and the number of votes attached to each Variable Multiple Voting Share is equal to the greater of (i) ten and (ii) ten times a fraction the numerator of which is the number of issued common shares and the denominator of which is the number of issued common shares on March 16, 2006. To date no Variable Multiple Voting Shares have been issued.

On Sept 30, 2006, our issued and authorized share capital consisted of the following:

  an unlimited number of common shares without par value (designated as “Limited Voting Shares”), of which 12,248,281 common shares were issued and 12,210,981 were outstanding;

  an unlimited number of Variable Multiple Voting Shares, none of which were issued and outstanding;

  2,000,000 Class A Preferred Shares, none of which were issued and outstanding; and

  2,000,000 Class B Preferred Shares, 2,000,000 shares of which were issued and outstanding. All of the Class B shares currently issued are held by BG Capital Group Ltd, and are convertible into 8,200,000 common shares and 1,600,000 Variable Multiple Voting Shares carrying the number of votes per Variable Multiple Voting Share as determined by formula and no less than 10 votes per common share..

In addition, as of September 30, 2006, there were 2,503,693 common shares issuable upon exercise of outstanding stock options at exercise prices ranging from $1.00 to $12.10 per share, 9,348,708 common shares reserved for future grant or issuance under our stock option plans, and 5,722,542 common shares issuable upon exercise of outstanding share purchase warrants at exercise prices ranging from $1.25 to $3.25 per share.

Common Shares (Limited Voting Shares)

Each common share entitles the holder to one vote at any meeting of our shareholders, to receive, as and when declared by the Board of Directors, dividends in such amounts as shall be determined by the Board of Directors; and to receive any remaining property in the event of liquidation, dissolution or winding-up of our company.

Class A Preferred Shares

The rights attached to the Class A Preferred Shares include the right to dividends in the amount of 10% per annum payable quarterly in advance (payable by the issuance of common shares calculated at a share price equal to the ten day average closing price of our common shares on the OTC Bulletin Board market preceding the date of issuance of such dividend shares), the right to one vote for each Class A Preferred Share on any vote of the common shares, and the right of conversion into common shares at a conversion price equal to the ten day average trading price of common shares on the OTC Bulletin Board market preceding the date of conversion. The Class A Preferred Shares rank, as to dividends, redemptions, and the distribution of assets upon liquidation, prior to (i) the common shares and (ii) any class or series of shares of our capital stock created subsequent to these Class A Preferred Shares which by their terms ranks junior to the Class A Preferred Shares and junior to the Class B Preferred Shares; and junior to (iii) the Class B Preferred Shares and (iv) any class or series of shares of our capital stock created subsequent to the Class A Preferred Shares which by their terms ranks senior to the Class A Preferred Shares (the “Senior Securities”); and pari passu with (v) any class or series of shares of our capital stock created subsequent to the Class A Preferred Shares by their terms ranks on a parity with the Class A Preferred Shares.

3rd quarter report 2006

Class B Preferred Shares

The rights attached to the Class B Preferred Shares include the right to dividends in the amount of 10% per annum payable, in the first year in advance by the issuance of common shares at a price of $1.00 per share and thereafter monthly, in advance, in cash or common shares at the option of the holder, calculated at a price per share equal to the average trading price of the common shares for the ten (10) trading days before payment is due, and payable on the 15th day of each month. Each Class B Preferred Share has the right to five votes on any vote of the common shareholders. The Class B Preferred Shares as a class are convertible, in whole or in part at the option of the holder, into 4.1 common shares and 0.80 of a Variable Multiple Voting Share for each Class B Preferred Share converted. The Class B Preferred Shares rank, as to dividends, redemptions, and the distribution of assets upon liquidation, prior to (i) the common shares and the Class A Preferred Shares; and (ii) any class or series of shares of our capital stock created subsequent to these Class B Preferred Shares which by their terms rank junior to the Class A Preferred Shares and junior to the Class B Preferred Shares; and (iii) the Variable Multiple Voting Shares; and (iv) any class or series of shares created subsequent to the Class B Preferred Shares.

Variable Multiple Voting Shares

The Variable Multiple Voting Shares rank equally with the common shares with respect to dividends and rights on liquidation. With regard to voting, each Variable Multiple Voting Share entitles the holder thereof to 10 votes for each share held or such greater number of votes for each Variable Multiple Voting Share as may be determined in accordance with the following formula:

V	=	LVS	x 10
CS
Where:
	V	=	the number of votes attaching to each issued Variable Multiple Voting Share
	LVS	=	the number of issued common shares, redesignated as Limited Voting Shares
	CS	=

the number of issued common shares as at March 16, 2006, which number shall be increased upon any subdivision and decrease upon any consolidation of the Limited Voting Shares after March 16, 2006 on the same basis as that subdivision or consolidation. The number of issued common shares at March 16, 2006 was 8,200,000

Related Party Transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts.

In YTD-2005, the Company paid $55,000 for the lease of its office premises to a limited partnership in which certain ex-directors of the Company had an interest. The Company terminated this lease on December 31, 2005 and has moved to different premises.

In YTD 2006 the Company accrued management fees of $322,000 in connection with a contract for services provided by BG Capital Group Ltd., our controlling shareholder. The contract was terminated on March 16, 2006. In August, 2006 the company issued 140,000 shares at $2.30 USD per share as settlement of services provided.

In YTD 2006 the Company paid $190,000 in corporate development and financing costs and $318,937 in private placement of stock finder’s fees to BG Capital Group Ltd.

Critical Accounting Estimates

Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

3rd quarter report 2006

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption We recorded a loss of $6,876,000 for the nine months ended September 30, 2006. Operations have been funded primarily from the issuance of capital stock, and we will likely continue to draw down our cash reserves for the foreseeable future until a self-sustaining level of sales is attained

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include the liquidation of non-core investments and pursuing equity financing to fund working capital requirements. The Company’s ability to continue operations is contingent on its ability to obtain financing. Management believes that it may be able to secure the necessary financing, however, there is no assurance that management will be successful in achieving this objective.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Financial instruments

a)    Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

b)    Concentration of credit risk

The Company grants credit to its customers in the normal course of business. Credit evaluations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At September 30, 2006, three customers represented 51.9% (September 30, 2005-three customers represented 58.42%) of total accounts receivable.

c)    Interest rate risk

The Company’s short term bank credit facility bears interest at U.S. prime plus 4%. The company has no long term debt. The Company does not use derivative instruments to manage its exposure to interest rate risk.

d)    Foreign exchange rate risk

The majority of the Company’s revenues and selling costs, together with a material portion of its production costs are incurred in the United States and payable in US dollars. General and administration costs, together with a material amount of production costs are incurred in Canada and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the fair market value of stock options and the carrying value of and land and water sources. Actual results could differ materially from those estimates.

3rd quarter report 2006

Legal Proceedings

Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA$2.4 million plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims are not likely to have a material adverse effect on the Company’s future operations or financial position.

Stock Exchange

The shares of the Company trade in the United States on the OTC Bulletin Board under the trading symbol “CCBEF”.

Corporate Governance

Clearly Canadian believes that quality corporate governance is essential to ensuring effective management of our Company. Clearly Canadian’s corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada.

Note Regarding Forward-Looking Statements

Statements herein that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, and changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and its production distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.